SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

SCHEDULE 13G/A

Amendment No. 1

dELiA*s, Inc.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

246911101
(CUSIP Number of Class of Securities)

June 17, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ RULE 13d-1(b)

☒ RULE 13d-1(c)

☐ RULE 13d-1(d)

CUSIP NO. 246911101	Page 2 of 6

1) Name Of Reporting Person

Leon G. Cooperman

2) Check The Appropriate Box If A Member Of A Group (See Instructions)
(a) ☒
(b) ☐

3) SEC Use Only

4) Citizenship Or Place Of Organization: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5) Sole Voting Power:
8,511,905

6) Shared Voting Power: 0

7) Sole Dispositive Power:
8,511,905

8) Shared Dispositive Power: 0

9) Aggregate Amount Beneficially Owned By Each Reporting Person :
8,511,905

10) Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares ☐
(See Instructions)

11) Percent of Class Represented by Amount in Row (9):
11.42%

12) Type of Reporting Person (See Instructions) IN

ITEM 1(a). Name of Issuer:

dELiA*s, Inc. (the “Company”)

ITEM 1(b). Address of Issuer's Principal Executive Offices:

50 West 23rd Street,
New York, NY 10010

ITEM 2(a). Names of Person Filing:

This Statement is filed by Mr. Leon G. Cooperman.

ITEM 2(b). Address of Principal Business Office Or, If None, Residence:

The address of the principal business office of Mr. Cooperman is 11431 W. Palmetto Park Road, Boca Raton, FL 33428.

ITEM 2(c). Citizenship:

Mr. Cooperman is a citizen of the United States.

ITEM 2(d). Title of Class of Securities:

Common Stock, $0.001 par value per share (the “Common Stock”)

ITEM 2(e). CUSIP Number: 246911101

ITEM 3.	If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is:

Not Applicable

ITEM 4.	Ownership:

(a)	(b) Amount beneficially owned and Percent of Class

Mr. Cooperman is the beneficial owner of 8,511,905 shares of Common Stock (which includes 3,750,000 shares of Common Stock issuable upon conversion of the 30,000 shares of Series B Convertible Preferred Stock of the Company owned by Mr. Cooperman), which constitutes approximately 11.42% of the total outstanding Common Stock. The percentage of the Common Stock beneficially owned by Mr. Cooperman is based upon an aggregate of 70,790,376 outstanding shares of Common Stock as disclosed in the Company’s Annual Report on Form 10-K for the fiscal year ended February 1, 2014, filed by the Company on April 17, 2014, and assumes the conversion of the 30,000 shares of Series B Convertible Preferred Stock of the Company owned by Mr. Cooperman.

(c)	Number of Shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 8,511,905

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition: 8,511,905

(iv)	Shared power to dispose or to direct the disposition: 0

ITEM 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.       Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable

ITEM 9.	Notice of dissolution of group.

Not applicable.

ITEM 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

June 23, 2014

/s/ Leon G. Cooperman
Leon G. Cooperman

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)